Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211513

SYMANTEC CORPORATION

350 Ellis Street

Mountain View, California 94043

(650) 527-8000

Prospectus Supplement No. 2

(to Prospectus dated July 26, 2019)

This Prospectus Supplement No. 2 supplements the prospectus, dated July 26, 2019 (the “Prospectus”), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2019, and which forms a part of our Post-Effective Amendment No. 2 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-211513). This Prospectus Supplement No. 2 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Commission on August 8, 2019 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement No. 2.

The Prospectus and this Prospectus Supplement No. 2 relate to the registration of $500,000,000 in aggregate principal amount of our 2.500% Convertible Senior Notes due 2021 (the “notes”) and the shares of our common stock, par value $0.01, issuable upon conversion of the notes for resale by the selling securityholders identified in the Prospectus.

This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus.

The notes are not listed on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “SYMC.” On August 8, 2019, the closing sale price of our common stock was $22.92 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is August 8, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 8, 2019

Symantec Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-17781	77-0181864
(State or Other Jurisdiction of)	(Commission Number)	(IRS Employer No.)

350 Ellis Street, Mountain View, CA	94043
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (650) 527-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SYMC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01     Entry into a Material Definitive Agreement.

Asset Purchase Agreement

On August 8, 2019, Symantec Corporation (the “Company”) and Broadcom Inc. (“Buyer”) entered into an Asset Purchase Agreement (the “Purchase Agreement”).  Pursuant to the Purchase Agreement, the Company has agreed to sell certain assets of its enterprise security business (the “Business”) to Buyer in exchange for (i) $10.7 billion in cash consideration and (ii) the assumption of certain liabilities of the Business as specified in the Purchase Agreement (such transaction, the “Sale”).

Under the Purchase Agreement, the Company and Buyer have made customary representations and warranties to each other and have agreed to customary covenants relating to the Sale, including an agreement of the Company not to compete with the Business for five years following the closing.  In addition, Buyer and the Company have agreed to indemnify each other for losses arising from certain covenant breaches under the Purchase Agreement and certain liabilities expressly assumed or retained by the relevant indemnifying party.

The Sale is subject to the satisfaction or waiver of certain customary closing conditions, including (i) the expiration or termination of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (ii) the receipt of antitrust approvals in the European Union and Japan. There is no financing condition to the obligations of the Buyer to consummate the transaction. Buyer has obtained debt commitments for a financing amount that, together with Buyer’s available cash and other lines of credit, is sufficient for Buyer to pay the full amount of the cash consideration in the Sale. The Purchase Agreement contains certain termination rights, including the right of either party to terminate the Agreement if the closing of the Sale has not occurred on or before February 8, 2020 subject to an automatic three-month extension if the required antitrust approvals have not been obtained by such date but all other closing conditions have been satisfied.

The Purchase Agreement also provides for the Company and Buyer to enter into a Trademark License Agreement and an Intellectual Property License Agreement upon the closing of the Sale under which each party will grant certain licenses to the other party with respect to certain intellectual property rights and technology transferred by the Company in the Sale and retained by the Company after the consummation of the Sale.

The above description of the Purchase Agreement and the sale of the Business is only a summary, does not purport to be complete and is qualified in its entirety by reference to full text of the Purchase Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement and as of specified dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Purchase Agreement. The representations and warranties have been made for the purpose of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or Buyer. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Item 8.01     Other Events.

Press Release

On August 8, 2019, the Company issued a press release announcing its entry into the Purchase Agreement, a copy of which is attached as Exhibit 99.1.

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Item 9.01     Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Document
2.1	Asset Purchase Agreement, dated August 8, 2019, by and between Broadcom Inc. and Symantec Corporation.
99.1	Press Release dated August 8, 2019.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Symantec Corporation

Date: August 8, 2019	By:	/s/ Scott C. Taylor
Scott C. Taylor
Executive Vice President,
General Counsel and Secretary

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